DEVONSHIRE RESOURCES LTD.

(AN EXPLORATION STAGE COMPANY)

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE SIX MONTHS ENDED DECEMBER 31, 2007 AND 2006
(Stated in Canadian dollars)

Notice of No Auditor Review of Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.

The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Vancouver, BC
February 26, 2008

Devonshire Resources Ltd.
(An Exploration Stage Company)
Balance Sheets
(Expressed in Canadian Dollars)

	Dec. 31, 2007	Jun. 30, 2007
	(Unaudited)	(Audited)
	$	$
Assets

Current
Cash and cash equivalents (Note 3)	361,637	96,409
Amounts receivable (Note 4)	7,249	7,066
Prepaid expenses	21,950	-

	390,836	103,475

Mineral properties and deferred exploration costs (Note 5)	5,003,556	5,002,997

	5,394,392	5,106,472

Liabilities

Current
Accounts payable and accrued liabilities	35,649	25,433
Loan payable (Note 6)	-	100,000

	35,649	125,433

Shareholders' equity
Capital stock (Note 7)
Authorized
unlimited common shares
Issued and outstanding
31 December 2007 - 6,188,768 common shares
30 June 2007 - 3,651,568 common shares	6,385,307	5,881,307
Contributed surplus	794,750	794,750
Deficit, accumulated during the exploration stage	(1,821,314)	(1,695,018)

	5,358,743	4,981,039

	5,394,392	5,106,472

Nature and Continuance of Operations (Note 1), Commitments (Notes 5 and 9) and Subsequent Events (Note 10)

On behalf of the Board:

"Tim Crowhurst"	Director	"William Schmidt"	Director
Tim Crowhurst		William Schmidt

(1)

Devonshire Resources Ltd.
(An Exploration Stage Company)

Interim Statement Of Operations
For the six months ended December 31, 2007 and 2006 and
For the period from February 6, 2004 (Date of Inception) to December 31, 2007
(Expressed in Canadian dollars)

	Cumulative from
	inception,
	February 6, 2004 to	Three months ended		Six months ended
	December 31, 2007	December 31		December 31
		2007	2006	2007	2006
	$	$	$	$	$
Revenue
Interest income	9,049	489	1,124	1,058	2,926

Expenses
Bank and interest charges	14,538	259	94	340	170
Amortization	225	-	-	-	-
Filing fees	89,450	4,241	6,354	5,801	5,954
Management fees	284,860	15,000	20,360	30,000	38,360
Office	126,491	7,935	6,274	15,091	14,784
Professional fees	375,665	52,245	27,450	61,246	50,701
Property investigation	15,911	-	-	-	-
Shareholder communications	242,676	2,870	22,143	3,020	42,473
Stock-based compensation	794,750	-	-	-	-
Transfer agent	48,048	6,999	2,626	10,878	3,804
Travel and entertainment	21,913	316	641	978	1,205

	2,014,527	89,865	85,942	127,354	157,451

Loss before income taxes	(2,005,478)	(89,376)	(84,818)	(126,296)	(154,525)

Future income tax recovery	184,164	-	-	-	-

Net Loss For The Period	(1,821,314)	(89,376)	(84,818)	(126,296)	(154,525)

Net Loss Per Share: basic and
diluted	-	(0.022)	(0.002)	(0.033)	(0.004)

Weighted Average Number Of	-	4,010,085	36,115,682	3,830,827	36,095,899
Shares Outstanding

(2)

Devonshire Resources Ltd.
(An Exploration Stage Company)

Interim Statement Of Cash Flows
For the six months ended December 31, 2007 and 2006 and
For the period from February 6, 2004 (Date of Inception) to December 31, 2007
(Stated in Canadian dollars)

	Cumulative from
	inception,
	February 6, 2004 to	Three months ended		Six months ended
	December 31, 2007	December 31		December 31
		2007	2006	2007	2006
	$	$	$	$	$
Cash Flows From Operating Activities
Net loss for the period	(1,821,314)	(89,376)	(84,818)	(126,296)	(154,525)

Amortization	225	-	-	-	-
Stock-based compensation	794,750	-	-	-	-
Future income tax recovery	(184,164)	-	-	-	-
Loss on disposal of equipment	313	-	-	-	-

Changes in non-cash working capital
(Increase) decrease in prepaid expenses	(21,950)	(3,240)	-	(21,950)	-
(Increase) decrease in amounts receivable	(7,249)	(2,595)	6,114	(183)	1,267
Accounts payable and accrued liabilities	(5,058)	5,407	24,900	10,216	(62)

	(1,244,447)	(89,804)	(53,804)	(138,213)	(153,320)

Cash Flows From Financing Activities
Loan payable	-	(100,000)	7,500	(100,000)	7,500
Issuance of shares, net of share issue costs	6,329,371	504,000	-	504,000	6,000

	6,329,371	404,000	7,500	404,000	13,500

Cash Flows From Investing Activities
Proceeds on disposal of equipment	960	-	-	-	-
Purchase of equipment	(1,498)	-	-	-	-
Mineral exploration properties	(4,722,749)	(559)	(5,405)	(559)	(72,462)

	(4,723,287)	(559)	(5,405)	(559)	(72,462)

Increase (Decrease) In Cash and Cash
Equivalents	361,637	313,638	(51,709)	265,228	(212,282)

Cash and Cash Equivalents, beginning of
period	-	47,999	213,148	96,409	373,721

Cash and Cash Equivalents, end of period	361,637	361,637	161,439	361,637	161,439

(3)

Devonshire Resources Ltd.
(An Exploration Stage Company)

Interim Statement Of Shareholders' Equity
For the six months ended December 31, 2007 and 2006 and
For the period from February 6, 2004 (Date of Inception) to December 31, 2007
(Stated in Canadian dollars)

					Deficit
					accumulated
					during the	Total
	Number of		Contributed		exploration	Shareholders'
	shares issued	Share capital	surplus	Warrants	stage	equity
		$	$	$	$	$
Balance at 6 February 2004	-	-	-	-	-	-
Shares issued - cash ($0.15 per share)	4,783,993	717,599	-	-	-	717,599
Escrow shares issued - cash ($0.001
per share)	10,000,000	10,000	-	-	-	10,000
Founder's share	1	1	-	-	-	1
Net loss for the year	-	-	-	-	(18,301)	(18,301)

Balance at 30 June 2004	14,783,994	727,600	-	-	(18,301)	709,299
Shares issued - cash ($0.15 per share)	1,678,333	251,750	-	-	-	251,750
Shares issued - cash ($0.40 per share)	4,000,000	1,294,543	-	-	-	1,294,543
Shares issued - cash ($0.45 per share)	2,222,223	921,200	-	-	-	921,200
Shares issued for mineral property
($0.40 per share)	405,000	162,000	-	-	-	162,000
Tax benefits renounced to flow-
through share subscribers	-	(63,000)	-	-	-	(63,000)
Share issued for agent services
rendered ($0.40 per share)	200,000	80,000	-	-	-	80,000
Price adjustment to escrow shares	-	46,550	-	-	-	46,550
Stock-based compensation	-	-	611,000	-	-	611,000
Net loss for the year	-	-	-	-	(921,040)	(921,040)

Balance at 30 June 2005	23,289,550	3,420,643	611,000	-	(939,341)	3,092,302
Shares issued - cash ($0.45 per share)	622,466	280,110	-	-	-	280,110
Shares issued - cash ($0.15 per share)	5,482,667	822,400	-	-	-	822,400
Shares issued - cash ($0.225/share)	6,385,999	1,353,218	-	-	-	1,353,218
Shares issued for mineral property
($0.40 per share)	105,000	42,000	-	-	-	42,000
Shares issued for mineral property
($0.19 per share)	190,000	36,100	-	-	-	36,100
Tax benefits renounced to flow-
through share subscribers	-	(121,164)	-	-	-	(121,164)
Stock-based compensation	-	-	183,750	-	-	183,750
Net loss for the year	-	-	-	-	(467,636)	(467,636)

Balance at 30 June 2006	36,075,682	5,833,307	794,750	-	(1,406,977)	5,221,080
Shares issued for mineral property
($0.15 per share) (Note 7)	40,000	6,000	-	-	-	6,000
Shares issued for mineral property
($0.105 per share) (Note 7)	400,000	42,000	-	-	-	42,000
Net loss for the year	-	-	-	-	(288,041)	(288,041)

Balance at 30 June 2007	36,515,682	5,881,307	794,750	-	(1,695,018)	4,981,039
Shares consolidated 10 for 1	3,651,568	-	-	-	-	-
Shares issued - cash ($0.21 per share)	2,400,000	504,000	-	-	-	504,000
Shares issued for finders' fee	137,200	-	-	-	-	-
Net loss for the period	-	-	-	-	(126,296)	(126,296)

Balance at 31 December 2007	6,188,768	6,385,307	794,750	-	(1,821,314)	5,358,743

(4)

Devonshire Resources Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
31 December 2007

1.	Nature and Continuance of Operations

Devonshire Resources Ltd. (the "Company") was incorporated on 6 February 2004 under the Business Corporations Act of British Columbia as TCH Minerals Inc. and changed its name to Ripple Lake Minerals Ltd. on 13 May 2004, to Ripple Lake Diamonds Inc. on 26 July 2004 and to Devonshire Resources Ltd. on 16 August 2007. The Company is an exploration stage junior mining company engaged in the identification, acquisition, evaluation and exploration of resource properties in Ontario and Nunavut, Canada. The Company completed its initial public offering ("IPO") on 6 January 2005 and is listed for trading on the TSX Venture Exchange.

The Company's mineral properties are without a known body of commercial ore. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as mineral property costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amounts shown for mineral property costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations. There can be no assurance that such additional financing will be available on terms acceptable to the Company.

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These financial statements have been prepared on the going concern basis, which assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

At 31 December 2007 the Company had a working capital of $355,187 (2006 - $118,673), which may not be sufficient to sustain operations over the next twelve months, and the Company expects to incur further losses from its operations, all of which casts substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability or classification of recorded asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize on its assets and discharge its liabilities and commitments at amounts different from those reported in the financial statements.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these financial statements.

(5)

Devonshire Resources Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
31 December 2007

Basis of presentation

These financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. In the opinion of the Company's management, these financial statements reflect all the adjustments necessary to fairly present the Company's financial position at 31 December 2007, and the results of operations and cash flow for the period ended 31 December 2007.

Exploration stage company

The Company is an exploration stage company as defined in Securities and Exchange Commission ("SEC") Act Guide 7. The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company's exploration stage activities.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and as adjustments become necessary, they are reported in operations in the period in which they became known. Actual results may differ from those estimates.

Mineral exploration properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves, if any, that are available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future profitability of production revenues from the property or from the sale of property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Although the Company has taken steps to verify title to mineral properties in which it has an interest or potential interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

(6)

Devonshire Resources Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
31 December 2007

Reclamation costs

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred. When properties are abandoned, any remaining reclamation costs are estimated and included as exploration costs in the period the property is abandoned.

Property, plant and equipment

The Company does not have any equipment at the present time. Amortization on equipment is normally calculated under the declining balance basis over the estimated useful life of the asset at 30% per annum. One-half of the rate is used in the year of addition and no amortization is claimed in the year of disposal.

Asset retirement obligations

The fair value of obligations associated with the retirement of tangible long-lived assets is recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through operations. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. As at 31 December 2007, there are no asset retirement obligations.

Future income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of all of its future tax assets and therefore the Company has made an impairment allowance against these assets.

Financial instruments

The financial instruments of the Company consist of cash and cash equivalents, accounts payables and accrued liabilities. The carrying value of the financial instruments approximates fair value due to their short term to maturity. Except for the Company's loan payable balance at 30 June 2007, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

(7)

Devonshire Resources Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
31 December 2007

Stock-based compensation

The Company has a stock-based compensation plan as disclosed in Note 7, whereby stock options are granted in accordance with the policies of regulatory authorities. The fair value of all stock options are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of stock options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Flow-through shares

The Canadian Institute of Chartered Accountants ("CICA") has issued guidance on the accounting treatment for Canadian flow-through shares through its Emerging Issues Committee Abstract ("EIC") No. 146 (the "Abstract"). All flow-through shares issued by the Company are accounted for in accordance with this Abstract. Accordingly, upon renunciation of exploration expenditures to the shareholders, the Company reduces share capital and recognizes a future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deduction and is more likely than not able to utilize either these tax losses or other deductible temporary differences before expiry, the Company recognizes future tax assets, with a corresponding credit to operations, for an amount equal to the future income tax liability.

Basic and diluted loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when effects of the computations are anti-dilutive due to the losses incurred.

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As at 31 December 2007, the Company had 198,000 (2006 - 268,000) stock options and 3,586,865 (2006 - 1,320,200) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(8)

Devonshire Resources Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
31 December 2007

3.	Restricted Cash and Cash Equivalents

At 31 December 2007, the Company was required to maintain and restrict approximately $350,000 to the use of future expenditures on mineral property costs.

4.	Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

5.	Mineral Properties

Environmental protection practices

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

TCH Diamond Project

The Company has entered into option agreements to earn a 100% interest in certain mineral claims, representing 129 units or 2,064 hectares, located in the Walsh, Foxtrap Lake and Killala Townships in the Province of Ontario known as the TCH Diamond Project (the "Options"). During the year ended 30 June 2007, the Company made cash payments totaling $31,000 and issued 40,000 common shares valued at $6,000 under these Options.

The future annual payments of cash and common shares required to be issued under these agreements are as follows:

Year ended	Cash	Common shares
30 June	$	$

2007	27,000	6,500
2008	110,000	8,500
2009	30,000	2,000

	167,000	17,000

The Company is also required to make all expenditures required to maintain the mineral claims in good standing and to pay the optionors 2% of net smelter returns from the properties upon commercial production.

(9)

Devonshire Resources Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
31 December 2007

The Company has staked an additional 5,411 units or approximately 86,600 hectares in an area that is contiguous to the optioned properties. These additional claims are 100% owned by the Company.

To maintain the above claims in good standing, the Company is required to spend a minimum of $400 per unit on assessment work during the first two years after staking and $400 per unit per year thereafter.

Expenditures related to the TCH Diamond Project can be summarized as follows:

	For the period
	from the date of
	inception on 6	For the	For the
	February 2004	6 months ended	6 months ended
	to 31 December	31 December	31 December
	2007	2007	2006
	$	$	$

Balance, beginning of period	-	2,486,075	2,440,008

Property acquisition and staking costs	903,269	-	37,000

Exploration expenses
Communication	16,000	-	-
Data analysis	328,490	-	-
Equipment rental	14,000	-	-
Food and accommodation	22,500	-	-
Geological	327,334	300	2,177
Geophysics	218,445	-	-
Ground magnetic	21,635	-	-
Helicopter fees	64,579	-	-
Lab fee	1,388	-	-
Line cutting	21,470	-	-
Management fee	32,000	-	-
Mapping	36,122	-	-
Mobilization and demobilization	24,000	-	-
Sampling and processing	438,500	-	-
Supplies	16,652	9	-

	1,583,114	309	2,177

Balance, end of period	2,486,384	2,486,384	2,479,185

(10)

Devonshire Resources Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
31 December 2007

KMD Project

On 1 June 2004, the Company entered into a consulting agreement with a geologist for a three year term. The Company has agreed to pay the consultant $1,000 per day, with a minimum of one consulting day per month. However, in December 2006 the geologist, who is also the optionor of the KMD Project, has given notice to the Company of a disagreement in regards to the terms of the KMD Option Agreement. The Company has also issued to the consultant options to purchase 25,000 of the Company's common shares at $4.00 per share, which are exercisable until 7 January 2010 (Note 7).

The Company has an option to acquire an 80% interest in certain mineral claims known as the Brown Lake property, representing approximately 32,300 acres, located in the territories of Nunavut known as the KMD Project (the "Option"). As at 30 September 2007, management believes the Company has fulfilled all of the requirements of the Option and has attempted to exercise the Option by giving notice of exercise to the optionor and by concurrently issuing 40,000 common shares to the optionor valued at $42,000. The optionor has rejected the Company's notice and returned the 40,000 common shares which are at present held in trust by the Company's solicitors. The optionor has taken the position that there were defaults with respect to the Option Agreement and has given notice to the Company that the Option Agreement has terminated. The Company's position is that it has completed, under the explicit direction and supervision of the optionor's sole principal, the work programs required to satisfy the Option Agreement. The Company has therefore earned a 100% interest in the Brown Lake property, subject to a royalty equal to 3% of gross revenue from the sale of diamonds mined from the property. The Company may, at any time within three years after the exercise of the Option, purchase one-third of the 3% royalty for a purchase price of $1,000,000 and may purchase an additional one-third of the royalty for an additional $1,000,000.

The optionor has staked additional mineral claims on behalf of the Company in an area that is contiguous to the optioned properties. These additional claims were staked in the consultant's name but are 100% owned by the Company. As at 31 December 2007, the Company's interest in the KMD Project was made up of 91 claims for a total of 161,594 ha.

The dispute between the Company and the Optionor in regards to the Option Agreement and the Brown Lake property is ongoing. The Company has launched proceedings in the Supreme Court of British Columbia and on October 11, 2007 a statement of claim has been filed. The Company is confident that efforts to resolve this matter will be successful.

(11)

Devonshire Resources Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
31 December 2007

Expenditures related to the KMD Project can be summarized as follows:

	For the period
	from the date of
	inception on 6	For the	For the
	February 2004	6 months ended	6 months ended
	to 31 December	31 December	31 December
	2007	2007	2006
	$	$	$

Balance, beginning of period	-	2,516,922	2,441,412

Property acquisition and staking costs	575,872	-	-

Exploration expenses
Assessment fee	22,293	-	18,525
Camp	268,532	-	-
Communication	3,981	-	-
Data analysis	300,547	-	-
Food and accommodation	26,872	-	-
Geological	288,330	250	14,760
Geophysics	220,092	-	-
Helicopter fees	161,232	-	-
Management fees	35,829	-	-
Mapping	11,027	-	-
Mobilization and demobilization	12,938	-	-
Sampling and processing	581,160	-	-
Supplies	8,467	-	-

	1,941,300	250	33,285

Balance, end of period	2,517,172	2,517,172	2,474,697

6.	Loan Payable

The loan payable was unsecured and non-interest bearing until the due date of 1 June 2008. The loan was repaid in full before December 31, 2007.

(12)

Devonshire Resources Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
31 December 2007

7.	Capital Stock

Escrow shares

As at 31 December 2007, there were 150,000 consolidated shares held in escrow (2006 - 450,000), which are being released at a rate of 150,000 consolidated shares every six months.

Stock options

The Company has established a stock option plan in accordance with the policies of the TSX Venture Exchange under which it is authorized to grant share purchase options up to 10% of its outstanding shares. The exercise price of options granted equals the market price of the Company's stock on the date of the grant. Unless otherwise stated, the options vest when granted. The options are for a maximum term of five years.

A summary of stock options activities during the periods ended 31 December 2007 and 2006 are as follows:

		Weighted
	Number of	average exercise
	shares	price
		$

Outstanding and exercisable at 1 July 2005	1,700,000	0.40

Granted	1,480,000	0.27
Exercised	-	-
Expired	(500,000)	0.40

Outstanding and exercisable at 30 June 2006	2,680,000	0.33

Outstanding and exercisable at 31 December 2006	2,680,000	0.33

Expired	(700,000)	0.23

Outstanding and exercisable after 10 for one share
consolidation at 31 December 2007	198,000	3.64

(13)

Devonshire Resources Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
31 December 2007

Outstanding consolidated stock options at 31 December 2007 are as follows:

	Exercise			Remaining
	price	Number		contractual life
	$	of options	Expiry Date	(years)

Options	4.00	105,000	January 7, 2010	2.03
	4.00	15,000	March 15, 2010	2.21
	4.00	30,000	September 19, 2010	2.72
	2.50	48,000	January 25, 2011	3.08

		198,000

Warrants

A summary of share warrant activities during the periods ended 31 December 2007 and 2006 are as follows:

	Number of	Weighted average
	warrants	exercise price
		$
Outstanding and exercisable at 1 July 2005	1,733,334	0.48
Granted	12,179,899	0.26
Exercised	-	-
Expired	(400,000)	0.40
Outstanding and exercisable at 30 June 2006	13,513,233	0.28
Expired	(311,233)	0.50
Outstanding and exercisable at 31 December 2006	13,202,000	0.28
Expired	(1,333,334)	0.50
Outstanding and exercisable after 10 for one share
consolidation at 10 October 2007	1,186,865	2.54
Granted	2,400,000	0.28
Outstanding and exercisable at 31 December 2007	3,586,865	1.03

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Devonshire Resources Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
31 December 2007

As at 31 December 2007, the following consolidated share purchase warrants were outstanding:

	Exercise price	Number		Remaining
	$	of warrants	Expiry Date	contractual life (years)

Warrants	2.00	548,266	January 24, 2008	0.07
	3.00	558,599	May 18, 2008	0.38
	3.00	80,000	June 8, 2008	0.44
	0.28	2,400,000	Dec. 18, 2009	1.96

		3,586,865

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

8.	Related Party Transactions

During the quarter ended 31 December 2007, the Company incurred professional and management services rendered by certain directors and an officer in the amount of $24,000 (2006 - $25,500). The Company also incurred $559 (2006 - $1,405) in deferred mineral property expenditures to a company controlled by an officer and director of the Company. These transactions were entered into in the normal course of business and are measured at the exchange amount.

9.	Commitments

Effective 1 January 2007, the Company entered into two management and consulting agreements for one year terms each for a total of $8,000 monthly or $96,000 annually with two new officers and also effective 1 January 2007, the Company entered into a one year lease for office facilities at $1,400 monthly or $16,800 annually to 31 December 2007.

10.	Subsequent Events

On 22 February 2008, the Company granted 120,000 share purchase options to directors, officers, employees and consultants exercisable at $0.38 per share and expiring on February 22, 2013.

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